Management's Discussion and Analysis

This discussion and analysis, dated October 22, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Third Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF THIRD QUARTER 2004

- During the third quarter of 2004, we reduced our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 110 days at the end of the third quarter from 116 days at the end of the second quarter.

- We reduced our administrative and marketing expenses as a percentage of net revenue on a year-to-date basis to 40.4% from 41.9% at the end of the second quarter.

- We completed the conversion of the operations of GBR Architects Limited to our enterprise management system.

-     We finalized the sale of our 50% interest in Lockerbie Stanley Inc.

KEY OPERATING RESULTS

The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                                          QUARTER ENDED SEP 30         THREE QUARTERS ENDED SEP 30
                                                     -----------------------------  ---------------------------------
                                                     % OF NET REVENUE  % INCREASE*    % OF NET REVENUE    % INCREASE*
                                                     ----------------  -----------  --------------------  -----------
                                                                         2004 VS.                           2004 VS.
                                                      2004     2003        2003      2004        2003        2003
                                                     ------   -------  -----------  ------   -----------  -----------
GROSS REVENUE                                        116.6%    118.8%      15.7%    115.1%        116.7%     13.1%
NET REVENUE                                          100.0%    100.0%      17.8%    100.0%        100.0%     14.6%
Direct payroll costs                                  47.9%     47.4%      18.9%     46.8%         47.4%     13.2%
GROSS MARGIN                                          52.1%     52.6%      16.8%     53.2%         52.6%     15.8%
Administrative and marketing expenses                 37.7%     38.1%      16.8%     40.4%         39.5%     17.4%
Depreciation of property and equipment                 2.7%      2.3%      38.4%      2.6%          2.3%     28.1%
Amortization of intangible assets                      0.4%      0.2%      97.3%      0.3%          0.2%     35.7%
Net interest expense                                   0.7%      0.6%      44.4%      0.7%          0.7%     14.7%
Foreign exchange losses                                0.0%      0.2%     (82.4%)     0.0%          0.2%    (98.4%)
Share of income from associated companies              0.1%      0.0%     288.9%      0.1%          0.2%    (37.3%)
INCOME BEFORE INCOME TAXES                            10.7%     11.2%      11.4%      9.3%          9.9%      7.1%
Income taxes                                           3.6%      4.1%       1.6%      3.3%          3.6%      2.0%
NET INCOME FOR THE PERIOD                              7.1%      7.1%      17.1%      6.0%          6.3%     10.0%
                                                     -----     -----      -----     -----    ----------     -----
OUTSTANDING COMMON SHARES- AS AT SEPTEMBER 30, 2004                                          18,503,518
OUTSTANDING COMMON SHARES- AS AT OCTOBER 22, 2004                                            18,502,318
OUTSTANDING SHARE OPTIONS- AS AT SEPTEMBER 30, 2004                                           1,276,166
OUTSTANDING SHARE OPTIONS- AS AT OCTOBER 22, 2004                                             1,276,166
                                                                                             ----------

*%    increase calculated based on the dollar change from the comparable period.

The following table sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended September 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

QUARTERLY UNAUDITED FINANCIAL INFORMATION (in thousands of dollars, except earnings per share amounts)

                                  DEC 31, 2003      MAR 31, 2004       JUN 30, 2004        SEP 30, 2004
                                  ------------      ------------       ------------        ------------
Gross revenue                          111,616           117,317            136,815             139,751
Net income                               6,350             5,658              6,445               8,488
EPS - basic                               0.35              0.31               0.35                0.46
EPS - diluted                             0.33              0.30               0.33                0.44
                                  ============      ============       ============        ============

                                  DEC 31, 2002      MAR 31, 2003       JUN 30, 2003        SEP 30, 2003
                                  ------------      ------------       ------------        ------------
Gross revenue                          101,737           108,440            119,076             120,810
Net income                               5,659             5,012              6,457               7,251
EPS - basic                               0.31              0.27               0.35                0.40
EPS - diluted                             0.30              0.26               0.34                0.38
                                  ============      ============       ============        ============

The comparability of our quarterly results are impacted by the following items:

                                      Q4 2003 VS.       Q1 2004 VS.         Q2 2004 VS.          Q3 2004 VS.
(in thousands of dollars)              Q4 2002            Q1 2003             Q2 2003              Q3 2003
-------------------------             -----------       -----------         -----------          -----------
INCREASE (DECREASE) IN GROSS REVENUE
DUE TO
Acquisitions completed in current
and prior two years                         8,200             4,730              10,080               12,832
Net internal growth                          (721)            9,667               9,399                7,547
Impact of foreign exchange rates on
 revenue earned by foreign
 subsidiaries                              (6,500)           (5,520)             (1,740)              (1,438)
Impact of change in number of weeks
reflected in the quarter                    8,900                 -                   -                    -
                                      -----------       -----------         -----------          -----------
TOTAL INCREASE (DECREASE)
IN GROSS REVENUE                            9,879             8,877              17,739               18,941
                                      ===========       ===========         ===========          ===========

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 52.1% for Q3 04, compared to 52.6% for Q3 03, with a year-to-date gross margin of 53.2% for 2004, compared to 52.6% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenue. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 37.7% for Q3 04, compared to 38.1% for Q3 03. On a year-to-date basis, administrative and marketing expenses were 40.4% for 2004, compared to 39.5% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. During the third quarter of 2004, a greater proportion of total staff time was charged to projects, which resulted in lower administrative and marketing labor costs. In addition, the integration of the Sear-Brown acquisition completed in the second quarter of 2004 resulted in an increase in administrative costs during that quarter. These costs were lower in the third quarter as integration of these operations continued.

DEPRECIATION OF PROPERTY AND EQUIPMENT

We implemented our new enterprise management system in Q4 03, and depreciation on the capital assets related to the system began during that quarter. Consequently, the first three quarters of 2004 reflect additional depreciation on these assets of approximately $450,000 per quarter over the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. During Q3 04, $261,000 of the amortization expense recorded related to contract backlog ($87,000 - Q3 03), and $183,000 related to client relationships and other intangible assets ($138,000 - Q3 03). On a year-to-date basis, $539,000 of the amortization expense recorded related to contract backlog ($384,000 - 2003), and $502,000 related to client relationships and other intangible assets ($383,000 - 2003). As at September 30, 2004, contract backlog was fully amortized.

SHARE OF INCOME FROM ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounted for $430,000 of the income from associated companies reported in 2003.

INCOME TAXES

Our effective tax rate for 2004 is 35.0%, compared to 36.7% for the year ended December 31, 2003. Our estimated tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

FINANCIAL CONDITION AND LIQUIDITY

During the first three quarters of 2004, our net increase in cash was $9.0 million, compared to a net decrease of $16.5 million in the first three quarters of 2003. Improved cash flows from operating activities in 2004 of $10.0 million, an increase in long-term debt and short-term bank financing of $24.7 million, and a decrease in the amount invested in property and equipment in 2004 of $9.1 million were offset by additional investments made in 2004 for acquisitions ($9.1 million) and short-term investments ($7.3 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings and in accounts receivable. We decreased this level during the third quarter of 2004 to 110 days from the 116 days reported at the end of Q2 04, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

Subsequent to the quarter-end, we completed the acquisition of Dunlop Architects Inc. for an initial cash payment of $3.0 million and promissory notes of $3.0 million. We also expect to finalize the sale and leaseback of Stantec Centre for net proceeds of approximately $32 million. These proceeds will be used to eliminate our first mortgage and construction loan of approximately $16.0 million. The remaining proceeds will be used to reduce our bank indebtedness.

SHAREHOLDER INFORMATION

TRANSFER AGENT                      SECURITIES EXCHANGE LISTING
CIBC Mellon Trust Company           Stantec shares are traded on
Calgary, Alberta                    the Toronto Stock Exchange
                                    under the symbol STN.
AUDITORS
Ernst & Young LLP                   INVESTOR RELATIONS
Chartered Accountants               Stantec Inc.
Edmonton, Alberta                   10160 - 112 Street
                                    Edmonton AB
PRINCIPAL BANK                      Canada T5K 2L6
Canadian Imperial Bank of           Tel: (780) 917-7000
Commerce                            Fax: (780) 917-7330
                                    ir@stantec.com